EXHIBIT 99.1

May 30, 2017

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) has today released selected comparative financial information relating to net assets and results of operations for the three and six months ended April 30, 2017.

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	April 30,	October 31,
	2017	2016
Net assets:	$	$
Gold bullion at market	2,118,320,492	2,127,603,668
Silver bullion at market	1,316,963,819	1,343,439,255
Cash and cash equivalents	5,028,414	34,363,862
Other receivables and prepayments	406,157	337,256

Total assets:	3,440,718,882	3,505,744,041

Liabilities:
Dividends payable	-	2,538,034
Accrued liabilities	1,689,668	1,812,230
Total liabilities	1,689,668	4,350,264

Equity:
Capital stock Class A non-voting shares	2,397,737,714	2,411,333,702
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	1,041,272,042	1,090,040,617
Total equity	3,439,029,214	3,501,393,777
Total liabilities and equity	3,440,718,882	3,505,744,041

Total equity per share:
Class A non-voting shares	13.64	13.79
Common shares	10.64	10.79

Exchange rate: U.S. $1.00 = Cdn.	1.3665	1.3403

Total equity per share expressed in Canadian dollars:
Class A non-voting shares	18.64	18.49
Common shares	14.54	14.47

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Total equity (also referred to as “net assets”) increased by $95.7 million or 2.9% during the three months ended April 30, 2017 primarily as a result of a 4.4% increase in the price of gold per fine ounce and a 0.7% increase in the price of silver per ounce during the period.

Total equity decreased by $62.4 million or 1.8% during the six months ended April 30, 2017. Approximately one-half of this decrease was a result of a 0.4% decrease in the price of gold per fine ounce and a 2.0% decrease in the price of silver per ounce during the period, and to a lesser extent, the purchase and cancellation of Class A shares under the NCIB program.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended April 30,		Six months ended April 30,
	2017	2016	2017	2016
Income:	$	$	$	$
Interest	11,989	113	35,052	2,593
Total income	11,989	113	35,052	2,593
Expenses:
Administration fees	1,598,774	1,555,834	3,116,170	2,936,387
Safekeeping fees and bank charges	961,333	922,731	1,889,827	1,741,241
Shareholder information	97,250	62,047	151,097	103,768
Directors’ fees and expenses	64,290	62,682	150,362	124,793
Legal fees	33,647	79,354	76,605	137,662
Stock exchange fees	32,675	35,127	67,640	70,577
Audit and related regulatory fees	27,431	27,624	60,343	55,322
Registrar and transfer agent fees	15,900	22,874	30,563	36,082
Class A Shareholder’s Proceedings	286,015	118,194	363,453	631,871
Foreign exchange loss (gain)	-	-	161	(6,470)
Total expenses	3,117,315	2,886,467	5,906,221	5,831,233
Net income (loss) from administrative activities	(3,105,326)	(2,886,354)	(5,871,169)	(5,828,640)
Realized gain on sale of bullion	-	15,758,511	-	15,758,511
Change in unrealized appreciation of holdings	98,804,366	567,453,812	(35,769,234)	396,362,237
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	95,699,040	580,325,969	(41,640,403)	406,292,108

Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended April 30, 2017 was $95.7 million compared to $580.3 million for the comparable period in 2016. Net loss, inclusive of the change in unrealized appreciation of holdings, for the six months ended April 30, 2017 was $41.6 million compared to net income of $406.3 million for the comparable period in 2016. Normally, the net income (loss) for the three and six-month periods ended April 30, 2017 and 2016 would be a result of the change in prices of gold and silver bullion during the respective periods. This was primarily the case for 2017. However, on April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of holdings) at $16.9875 per ounce for total proceeds of $49,886,100 and net gains of $15.8 million. A portion of the proceeds was used to purchase and cancel 1,750,320 shares at a discount, and on an accretive basis to shareholders, since the NCIB was first granted. The gold and silver sales were made proportionately so as to maintain the current weightings of gold and silver.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels or the quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $42,940 and $179,783 respectively during the three and six-month periods ended April 30, 2017 as compared to the same periods in 2016. Safekeeping fees increased by $38,602 and $148,586 during the same respective periods. The change in administration fees was directly due to the change in the levels of average net assets under administration, while the change in safekeeping fees was directly due to the changes in the prices of gold and silver during these periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended April 30, 2017 remained unchanged at 0.09% compared to the comparable three-month period in 2016. For the six-month period ended April 30, 2017, the expense ratio was 0.18% compared to 0.19% for the comparable six-month period in 2016. For the twelve-month period ended April 30, 2017, the expense ratio was 0.34% compared to 0.41% for the comparable twelve-month period ended April 30, 2016. The costs incurred to address issues related to the Class A Shareholder’s Proceedings for the three months ended April 30, 2017 were $286,015 (2016: $118,194). For the six months ended April 30, 2017 costs were $363,453 (2016: $631,871). For the twelve months ended April 30, 2017 costs were $597,838 (2016: $2,514,916). If not for these costs, the expense ratios would have been 0.08% (2016: 0.08%) for the three-month period, 0.17% (2016: 0.17%) for the six-month period and 0.32% (2016: 0.33%) for the twelve-month period ended April 30, 2017.

For the six months ended April 30, 2017, the Company utilized its Normal Course Issuer Bid to repurchase and cancel 1,687,388 Class A non-voting shares at a total cost of $20,724,160. All shares were repurchased on an accretive basis to shareholders, at a discount to the net asset value per share at the time of such purchases and all such shares have also been cancelled.

Central Fund of Canada Limited is a specialized investment holding company which passively invests primarily in long-term holdings of unencumbered allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At April 30, 2017, the Class A non-voting shares of Central Fund were backed 99.9% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com Website: www.centralfund.com Telephone: 905-648-7878